Exhibit 21.1

List of Subsidiaries of Securitize Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Securitize Fund Services, LLC	Delaware
Securitize Transfer Agent, LLC	Delaware
Securitize Capital LLC	Delaware
Securitize Markets, LLC	Delaware
Securitize ID LLC	Delaware
Securitize for Advisors, Inc.	Delaware
Pacific Stock Transfer Company	Nevada
Securitize Innovations, LLC	Delaware
Securitize Japan, KK	Japan
Securitize Israel, LTD	Israel
Securitize Europe-Digital Asset Tokenization, S.L.	Spain
Securitize Europe Brokerage and Markets, S.V., S.A	Spain
Securitize Technologies (BVI) Limited (formerly SZ Credit SPC Limited)	British Virgin Island
SZ Credit Rewards Limited	British Virgin Island